FORM 4 ☒ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person Carden, William J. (Last) (First) (Middle) 7700 Irvine Center Drive, Suite 555 (Street) Irvine California 92618 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol American Spectrum Realty, Inc. (AQQ) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for (Month/Year) February 2002 5. If Amendment, Date of Original (Month/Year)

 6. Relationship of Reporting Person(s) to Issuer

             (Check all applicable)

   ☒     Director                 ☒    10% Owner
   ☒     Officer (give title below)   ☐     Other (specify below)

Chairman of the Board, CEO and President

 7. Individual or Joint/Group Filing
     (Check Applicable Line)

☒  Form filed by One Reporting Person
☐  Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5) Amount | (A) or (D) | Price			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	02/19/02	P	25,000	A	6.75	91,722	(I)	By No So Inc (1)
						50,312	(I)	By ASJ Ltd. (1)
						8,886	(I)	By American Spectrum Real Estate Services, Inc (1)
						301,024	(I)	By CGS Real Estate Company, Inc. (1)
						257,258	(I)	By wife (2)
						17,500	(D)	(3)

(1) The shares reported as owned exceed the undersigned’s pecuniary interest in the shares held by these entities.

(2) The undersigned disclaims beneficial ownership of the shares held by his wife and this report shall not be deemed an admission that the shares are owned for purposes of Section 16(b) or any other purpose.
(3)   The common stock is subject to repurchase by American Spectrum Realty, Inc., the Company, on termination of the Reporting Person’s employment for a price of $0.01 per share.  The repurchase option lapses in four equal installments on the first, second, third and fourth anniversaries of the date of grant.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.	(Over)
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).	SEC 1474 (3-99)

FORM 4 (continued)
(e.g., puts, calls, warrants, options, convertible securities)

(3) The shares and operating partnership units reported as owned exceed the undersigned’s pecuniary interest in the shares or operating partnership units held by these entities.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans action Date (Month/ Day/Year)	4. Trans action Code (Instr. 8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)	6. Date Exercisable (DE) and Expiration Date (ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Owner ship Form of Deri- vative Securities Beneficially Owned at End of Monrh (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)

Explanation of Responses: ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

/s/ William J. Carden	March 8, 2002
** Signature of Reporting Person	Date

Note:         File three copies of this Form, one of which must be manually signed.  If space provided is insufficient,

see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form disiplays a currently valid OMB Number.)